

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2017

Anthony Harrelson
Chief Executive Officer
Axium Pharmaceuticals, Inc.
265 Eastchester Drive, Suite 133
High Point, NC 27262

> **Re: Axium Pharmaceuticals Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 13, 2017**
> **File No. 333-220076**

Dear Mr. Harrelson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A Amendment No. 4

Part II - Information not Required in Prospectus, page II-1

1. Please re-locate your financial statements so that they precede Part II of your registration statement.

Exhibits

2. Please revise your Exhibit 23.2 to include a currently signed and dated consent letter from your auditor.

   You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Matheau J. W. Stout